Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

June 28, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Press Release

Please find enclosed a Press Release on “Zydus and Dr. Reddy’s announce licensing agreement for co-marketing of Pertuzumab biosimilar, a critical treatment for breast cancer patients in India”.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

Zydus and Dr. Reddy’s announce licensing agreement for co-marketing of

Pertuzumab biosimilar, a critical treatment for breast cancer patients in India

•	Pertuzumab biosimilar developed by Zydus is a critical treatment for HER2 positive breast cancer and is being launched jointly by Zydus and Dr. Reddy’s in India

•	The product will be marketed by Zydus under the brand name Sigrima™ while Dr. Reddy’s will market it under the brand name Womab®.

Ahmedabad & Hyderabad, 28 June 2024

Zydus Lifesciences Limited (including its subsidiaries/affiliates hereafter referred to as “Zydus”) a discovery-driven global lifesciences company and Dr. Reddy’s Laboratories Ltd., (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY, along with its subsidiaries hereafter referred to as “Dr. Reddy’s”), a global pharmaceutical company, announced the execution of a licensing agreement to co-market Pertuzumab biosimilar in India. Pertuzumab is a critical treatment for HER2 positive breast cancer patients.  The biosimilar has been developed in-house by the research team at the Zydus Research Centre (ZRC).

Under the terms of this agreement, Dr. Reddy’s will receive semi-exclusive rights from Zydus to co-market the product in India. The product will be marketed by Zydus under the brand name Sigrima™. Dr. Reddy’s will market it under the brand name Womab®. Zydus will receive upfront licensing income and is eligible to receive milestone income based on achievement of pre-defined milestones.

Speaking on the development, spokesperson from Zydus Lifesciences Ltd., said, “Our basket of cancer care therapies which includes cytotoxic, supportive and targeted drugs, has had a significant impact on patient survival and the quality of life. We are committed to providing comprehensive care for HER2-positive patients and with the launch of this critical drug, we will be offering all the three essential drugs, SigrimaTM, Pertuzumab biosimilar, VivitraTM the largest selling trastuzumab biosimilar and UjviraTM the world’s first antibody drug conjugate biosimilar of trastuzumab emtansine.  Together, these treatments represent a significant advancement in HER2-targeted therapy. We are pleased to join hands with Dr. Reddy’s to expand the access to this novel medicine.”

Spokesperson from Dr. Reddy’s, said, “Oncology is a key therapy area for us, and we are working to offer a diverse portfolio of offerings from standard of care, innovations in formulations, access to novel medicines and beyond-the-pill initiatives. We are happy to collaborate with Zydus to make this breast cancer drug available to patients in India. HER2 positive breast cancer patients require access to a combination of Trastuzumab and Pertuzumab, along with chemotherapy. We already offer biosimilar Trastuzumab (Hervycta®). With this product, we will be able to provide the complete standard of care to HER2 positive breast cancer patients in India.”

Human epidermal growth factor 2 (HER2) is a protein that makes cells grow and divide. Some cancers have large amounts of HER2 protein and are known as HER2-positive cancers. These cancers tend to spread fast if not treated optimally. There is an estimate of over 2,30,000 new cases of breast cancer in 2025 and around 25% of these can be HER2-positive. Pertuzumab is an anti-HER2 monoclonal antibody (mAB) and it works by locking onto HER2 on the cancer cells, supressing HER2-mediated cell proliferation. Pertuzumab is recommended for both early and late stage HER2-positive breast cancers in combination with other drugs such as trastuzumab and chemotherapy. Its addition helps in different ways like shrinking the cancerous tumour, making the surgery less extensive, conserving the breast tissue, delaying the cancer coming back, halting the cancer spread, increasing the lifespan etc. Every HER2 positive patient needs to have access to combination of Trastuzumab and Pertuzumab, however, less than 5% patients have access to the same.1 With the launch of Pertuzumab in India, many more patients in need can benefit from the access to combination therapy.

Appendix:

1.	Breast cancer incidence: https://acsjournals.onlinelibrary.wiley.com/doi/10.1002/cncr.35188#:~:text=Breast%20cancer%20is%20the%20most%20common%20cancer%20in%20India%2C%20accounting,estimated%20216%2C108%20cases%20by%202022.&text=The%20age%2Dstandardized%20incidence%20rate,over%20the%20past%2026%20years.

Breast cancer is the most common cancer in India, accounting for 28.2% of all female cancers, with an estimated 216,108 cases by 2022

HER2 positive: https://www.nature.com/articles/s41598-020-62618-3

Hormone receptor positive/HER2 negative, triple negative (TNBC) and hormone receptor any/HER2 positive cases were 55.2%, 24.2% and 20.6%, respectively. Access of Pertuzumab today: IPSOS Dec’23 Data

About Zydus:

Zydus Lifesciences Ltd. with an overarching purpose of empowering people with freedom to live healthier and more fulfilled lives, is an innovative, global lifesciences company that discovers, develops, manufactures, and markets a broad range of healthcare therapies. The group employs 26,000 people worldwide, including 1,400 scientists engaged in R & D, and is driven by its mission to unlock new possibilities in lifesciences through quality healthcare solutions that impact lives. Zydus has been actively discovering and developing New Chemical Entities (NCEs) novel biologicals, several biosimilars and vaccines as a part of its innovation pipeline. Over the last decade, Zydus has introduced several innovative, first-in-class products in the market for treating unmet healthcare needs with vaccines, therapeutics, biologicals and biosimilars. The group aspires to transform lives through path-breaking discoveries. For more details visit www.zyduslife.com

ZYDUS’ CONTACTS

Sujatha Rajesh Head of Corporate Communications Sujatha.rajesh@zyduslife.com +91-79-48040353	Arvind Bothra Head of Investor Relations Arvind.bothra@zyduslife.com +91-22-62711905

About Dr. Reddy’s Laboratories Ltd:

Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

DR. REDDY’S CONTACTS

Usha Iyer Head of Corporate Communications ushaiyer@drreddys.com	Richa Periwal Head of Investor Relations richaperiwal@drreddys.com